August 29, 2011

Brandon Hill

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Pharma Investing News, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 27, 2011

File No. 333-174271

Dear Mr. Hill:

Pharma Investing News, a Nevada corporation (the “Company”), has received and reviewed your letter of August 2, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 27, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 2, 2011.

General

1.

Please provide updated interim financial statements and other financial information pursuant to Rule 3-12 of Regulation S-X.

RESPONSE: We have revised the Filing to include updated interim financial statements and related financial information.

Prospectus Summary, page 7

2.

We note your response to comment four of our letter dated July 7, 2011. Reconcile your disclosure here indicating that you estimate your operating costs over the next twelve months “to be approximately $10,000…” with your disclosure on page 26 that you will need a minimum of $103,000 to meet your operating expenses for the next twelve months.

RESPONSE: We have revised the Filing on Page 5 to include the following language:

“We will seek out such financings as necessary to allow the Company to continue to grow our business operations. Assuming we receive no proceeds from this Offering, we will need a minimum amount of $131,182 to cover our operating expenses for the next 12 months after the Offering. This minimum amount includes such additional costs, excluding professional fees, associated with being a reporting Company with the Securities and Exchange Commission ("SEC"). We estimate such to be approximately $10,000 for 12 months following this Offering. The Company has included additional costs related to becoming a publicly reporting company in its targeted expenses for working capital expenses and intends to seek out reasonable loans from friends, family and business acquaintances if it becomes necessary. At this point we have been funded by our sole officer and director, and have not received any firm commitments or indications from any family, friends or business acquaintances regarding any potential investment in the Company.”

In connection with the Company’s responding to the comments set forth in the August 2, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Pharma Investing News, Inc.

/s/ Robert Lawrence

By: Robert Lawrence

Title:  President and Chief Executive Officer

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